Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2023

			Proforma Combined
	Rezolve AI Limited and Subsidiaries (Historical as of 12/31/2023	Armada Acquisition Corp. I (Historical as of 12/31/2023)	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$10,441	$54,405	(1,300,000)	(a)	$—
			(700,000)	(a)
			(5,132,351)	(b)
			(1,394,287)	(c)
			368,283	(d)
			(3,144,883)	(d)
			11,238,392	(e)
Accounts receivable, net	12,534	—			12,534
Prepaid expenses and other current assets	299,013	13,534			312,547

Total current assets	321,988	67,939	(64,846)		325,081
Property and equipment, net	79,593	—			79,593
Goodwill and Intangible assets, net	2,134,903	—			2,134,903
Investment and investment held in trust account, net	—	25,871,565	(1,332,979)	(e)	86,875
			(24,451,711)	(f)

Total assets	$2,536,484	$25,939,504	(25,849,536)		$2,626,452

Liabilities and Equity
Current liabilities:
Short term debt	—				—
Bank overdraft	—	—	9,905,413	(e)	10,149,930
			244,517	(f)
Short term debt - related party	6,225,815	—	(5,587,343)	(g)	638,472
Accounts payable	4,997,159	5,132,351	(5,132,351)	(b)	4,997,159
Due to related party	350,120	—			350,120
Taxes payable	—	1,394,287	(1,394,287)	(c)	—
			244,517	(f)
			(244,517)	(f)
Promissory Notes-Related Party	—	2,776,600	368,283	(d)	—
			(3,144,883)	(d)
Ordinary shares payable	8,223,928		(8,223,928)	(h)	—
Subscription agreement liability, net	—	6,752			6,752
Accrued expenses and other payables	4,492,790	—	—		4,492,790
Share-based payment liability	1,311,028	—	—		1,311,028
Convertible debt	31,220,528	—	(31,220,528)	(i)	28,641,250
			28,641,250	(r)

Total current liabilities	56,821,368	9,309,990	(15,543,857)		50,587,501
Deferred tax liability	—	—			—

Total liabilities	$56,821,368	$9,309,990	(15,543,857)		$50,587,501
Commitments and Contingencies
Common stock subject to possible redemption, 15,000,000 shares at redemption value of $10.20 per share at December 31, 2023		25,784,690	(24,451,711)	(f)	—
			(1,332,979)	(j)

	—	25,784,690	(25,784,690)		—
Stockholders’ Equity:
Ordinary shares issued and outstanding as of December 31, 2023 - 932,969,424; as of December 31, 2022 - 927,806,159 at par value £ 0.0001	127,310	—	1,374	(g)	142,594
			863	(i)
			1,269	(h)
			39	(k)
			3,868	(l)
			103	(j)
			303	(k)
			7,464	(n)
Series A shares issued and outstanding as of December 31, 2023 and December 31, 2022 - 28,039,517 nil at par value £0.0001	3,868	—	(3,868)	(l)	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 5,709,500 shares issued and outstanding		570	(570)	(k)	—
Additional paid-in capital	172,204,832	159,034	(1,300,000)	(a)	(44,959,961)
			5,585,968	(g)
			31,219,665	(i)
			8,222,659	(h)
			531	(k)
			1,332,876	(j)
			3,062,197	(m)
			36,731,490	(n)
			(9,314,780)	(o)
			(492,800)	(p)
			(263,730,384)	(q)
			(28,641,250)	(r)
Stock subscription receivable	(178,720)	—			(178,720)
Accumulated deficit	(226,291,430)	(9,314,780)	(700,000)	(a)	(2,814,217)
			(244,517)	(f)
			(3,062,500)	(m)
			(36,738,954)	(n)
			9,314,780	(o)
			492,800	(p)
			263,730,384	(q)
Accumulated other comprehensive loss	(150,744)	—	—		(150,744)

Total shareholders’ equity (deficit)	$(54,284,884)	$(9,155,176)	15,479,011		$(47,961,049)

Total liabilities and shareholders’ equity	$2,536,484	$25,939,504	(25,849,536)		$2,626,452

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

			Proforma Combined
	Rezolve AI Limited and Subsidiaries (Year ended December 31, 2023)	Armada Acquisition Corp. I (Year ended December 31, 2023)	Transaction Accounting Adjustments			Pro Forma Consolidated
Revenue	$145,051	$—				$145,051
Operating expenses
Cost of sales	34,791	—				34,791
Stock-based compensation	—	240,691	(240,691)	(aa	)	—
Sales and marketing expense	6,731,254	—	4,599,000	(bb	)	11,330,254
General and administrative expenses	17,986,528	—	2,988,740	(aa	)	56,177,722
			32,139,954	(bb	)
			3,062,500	(cc	)
Formation cost	—	2,748,049	(2,748,049)	(aa	)	—
Other operating costs and expenses	1,156,316					1,156,316
Depreciation and amortization expenses	242,436	—				242,436
Impairment of customer list	—	—				—
Impairment of goodwill	—	—				—

Total operating expenses	26,151,325	2,988,740	39,801,454			68,941,519
Loss from operations	$(26,006,274)	$(2,988,740)	$(39,801,454)			$(68,796,468)

Other (expense) income
Interest expense	(4,791,782)	(5,387)	(492,800)	(dd	)	(5,289,969)
Interest income		2,129,423	(2,129,423)	(ee	)	—
Other non-operating income (expense), net	125,366	—	(2,100,000)	(ff	)	(1,974,634)

Total other (expenses) / income, net	(4,666,416)	2,124,036	(4,722,223)			(7,264,603)
Income (loss) before taxes	(30,672,690)	(864,704)	(44,523,677)			(76,061,071)
Provision for income taxes	(63,408)	(422,787)	422,787	(gg	)	(307,925)
			(244,517)	(hh	)

Net (loss) income	$(30,736,098)	$(1,287,491)	$(44,345,407)			$(76,368,996)

Earnings Per Share
Weighted average shares of Rezolve common stock used in computing net loss per share, basic and diluted	927,204,508
Basic and diluted weighted average shares outstanding	(0.03)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		8,770,367
Net loss per share, basic and diluted		(0.05)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		5,709,500
Net loss per share, basic and diluted		(0.05)
Proforma Basic and diluted weighted average shares outstanding, common stock subject to possible redemption						204,702,306
Proforma Net loss per share, basic and diluted						(0.37)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

Note 1—Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Armada will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on evaluation of the following facts and circumstances: (i) Rezolve’s shareholders will have majority of the voting power under both the minimum redemption and maximum redemption scenarios; (ii) Rezolve will appoint the majority of the board of directors of Rezolve AI PLC; (iii) Rezolve’s existing management will comprise the management of Rezolve AI PLC; (iv) Rezolve will comprise the ongoing operations of Rezolve AI PLC; (v) Rezolve is the larger entity based on historical revenues and business operations; and (vi) Rezolve AI PLC will continue to use Rezolve’s name and Rezolve’s headquarters in London. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rezolve issuing shares for the net assets of Armada, accompanied by a recapitalization. The net assets of Armada will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Rezolve. Operations prior to the Business Combination will be those of Rezolve.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 presents the pro forma effect of the Business Combination and related transactions as if they had occurred on December 31, 2023. The unaudited pro forma condensed combined statements of operations for the year ended ended December 31, 2023 presents the pro forma effect of the Business Combination and related transactions as if they had been completed on December 31, 2023. These periods are presented on the basis of Rezolve as the accounting acquirer.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of Armada as of and for the year ended September 30, 2023 and 2022, incorporated by reference in this filing;

•	the historical unaudited financial statements for Armada as of and for the quarter ended December 31, 2023, incorporated by reference to this filing;

•	the historical audited carve-out financial statements of Rezolve AI Limited as of, and for the year ended, December 31, 2023, included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Armada” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rezolve.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Rezolve PLC. They should be read in conjunction with the audited financial statements and notes thereto of each of Armada and Rezolve included elsewhere in this proxy statement/prospectus.

Note 2—Unaudited pro forma condensed combined balance sheet adjustments

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of December 31, 2023 are as follows:

(a)

Reflects the estimated transaction costs incurred including, but not limited to advisory fees, legal fees and demerger costs that will be paid in connection with the consummation of the Business Combination.

•	Fees. Fee payments of an aggregate of approximately $31.5 million to CCM, Northland and Cantor Fitzgerald due upon Closing of the Business Combination.

•	Demerger and Liquidation costs of approximately $3.1 million.

(b)	Reflects the settlement of Accounts payable of Armada primarily due to legal costs of the Business Combinations.

(c)	Reflects the payment of taxes payable using interest earned on cash held in trust.

(d)

Reflects a promissory note issued by Rezolve AI Limited to Cohen & Company Financial Management LLC for $3,144,883.06 with interest on the principal amount outstanding at a rate of 4.95% per annum with the principal amount and any accrued interest due and payable on August 14, 2027.

(e)

Reflects the withdrawals of cash from the Trust Account, excluding the redemptions in note (f). The Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if has net tangible assets less than $5,000,001 immediately prior to or upon consummation of its initial business combination. Armada currently has net tangible assets that are less than $5,000,001 and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. The Business Combination Agreement was amended to eliminate the condition that upon the closing, and after giving effect to the Pre-Closing Demerger, the Company Reorganization, the Merger and the Promissory Note, Rezolve will have net tangible assets of at least $5,000,001. Armada did not present the Charter Limitation Amendment Proposal at the August special meeting of stockholders because the requirement in the Armada Charter to have net tangible assets of $5,000,001 is a condition to consummating a business combination. As such, Armada is presenting the Charter Limitation Amendment Proposal in this proxy statement/prospectus in connection with the special meeting at which the Business Combination is being approved. The Charter Limitation Amendment Proposal is not conditioned on any other proposal, though the Charter Limitation Amendment contemplated by the Charter Limitation Amendment Proposal will be adopted only if the Business Combination Proposal is approved.

(f)	Reflects the redemption of 945,662 and 1,300,391 shares in February 2024 and August 2024, respectively out of a total of 2,363,349 at December 31, 2023.

(g)	Reflects the conversion of short-term convertible debt into Rezolve Common stock at $1 per loan note to a 50% discount to the pre-equity consummation of the Business Combination.

(h)	Reflects the conversion of the ordinary shares payable under the rights issue upon the completion of the reorganization immediately before listing.

(i)

Reflects the conversion of short-term convertible debt into Rezolve Common stock at $1 per loan note to a 5% discount to the pre-equity consummation of the Business Combination. Reflects the conversion of long-term convertible debt at the close of the Business Combination at $1 per loan note with a discount of 0.7 to the pre-IPO share price of the Combined Company’s ordinary shares. A corresponding increase in Rezolve’s ordinary shares (at the nominal share value of £0.0001 per share), is reflected, with the remainder captured in Rezolve’s additional paid-in capital.

(j)

Reflects the exchange of Armada Common Stock having a nominal value of $0.0001 per share into the Combined Company’s ordinary shares of £0.0001 per share, with the remainder captured in Rezolve’s additional paid-in capital.

(k)	Reflects the conversion of Armada redeemable stock into Rezolve ordinary shares under the minimum redemption scenarios.

(l)

Pursuant to the Business Combination, each outstanding share of Rezolve’s Series A Preferred Stock will automatically convert into one Rezolve ordinary share and thereafter the ordinary shares will be the subject of the Company Reorganization. As a result, the adjustments reflect the reduction in Rezolve’s Series A shares, and a corresponding increase in Rezolve’s ordinary shares.

(m)	Reflects the issuance of 2.5 million ordinary shares at a valuation of $1.23 for employee shares options that vest immediately upon close of the Business Combination.

(n)

Reflects the grant of 58.3 million ordinary shares at a valuation of $0.63 for employee shares that will trigger a grant upon amending the articles of the company, anticipated before the close of the Business Combination.

(o)	Elimination of historical retained earnings of Armada as part of the acquisition accounting.

(p)	Issuance of Sponsor’s Founders Shares to Polar Asset Management reflected at $0.56 per share based on a valuation obtained as of June 1, 2023.

(q)	Reflects the reclass of accumulated deficit from Rezolve Limited into Additional Paid-in Capital of Rezolve Ai Limited upon demerger of Rezolve Limited,

(r)

Reflects an aggregate of $ 28,641,250 principal amount due under certain promissory notes, consisting of (1) a promissory note issued by Armada to Northland Securities, Inc. for $5,141,250 with interest on the principal amount outstanding at a rate of 10% per annum from July 30, 2024,until the note is fully paid; (2) a promissory note issued by Armada to J.B.V. Financial Group for $7,500,000 with interest on the principal amount outstanding at a rate 4.95% per annum from August 14, 2024, until the note is fully paid; and $16,000,000 in advisors fees payable to Cantor Fitzgerald & Co. The advisors shares may be paid in ordinary stock of Rezolve AI Limited provided that both of the above promissory notes are settled by issuing Ordinary shares.

Unaudited pro forma condensed combined statements of operations adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 are as follows:

(aa)	Reflects a reclassification of Armada costs to conform with S-X 5-03.

(bb)

Reflects the grant of 58.3 million ordinary shares at a valuation of $0.63 for employee shares. Upon amending the articles of the company, anticipated before the close of the Business Combination), a grant date will be triggered.

(cc)	Reflects the issuance of 2.5 million ordinary shares at a valuation of $1.23 for employee shares options that vest immediately upon close of the Business Combination.

(dd)	Issuance of Sponsor’s Founders Shares to Polar Asset Management reflected at $0.56 per share based on a valuation obtained as of June 1, 2023.

(ee)	Reflects the adjustment to eliminate the interest income earned assuming the Business Combination completed on January 1, 2023.

(ff)	Reflects the estimated costs of the Pre-Closing Demerger that will be paid in connection with the consummation of the Business Combination. This is a non-recurring item.

(gg)	Reflects the adjustment to eliminate the taxes payable on interest income that would have not been incurred given the Business Combination completed on January 1, 2023.

(hh)	Reflects the excise tax payable on the redemption of 945,662 and 1,300,391 shares in February 2024 and August 2024, respectively out of a total of 2,363,349 at December 31, 2023.

Note 4—Earnings per Share

Represents the net earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of shares of common stock of Armada are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.